CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Earnings
Income (loss) before Minority Interest, Income Taxes and Cumulative Effects of Accounting Change	$(438)	$(1,727)	$(1,838)	$(4,946)	$72	$(39)	$46
Fixed Charges	246	649	531	519	507	132	123

Total Earnings	$(192)	$(1,078)	$(1,307)	$(4,427)	$579	$93	$169

Fixed Charges
Interest Expense	$238	$638	$517	$502	$488	$127	$117
Amortization of Debt Costs	5	6	8	10	12	3	4
Interest Element of Rentals	3	5	6	7	7	2	2

Total Fixed Charges	$246	$649	$531	$519	$507	$132	$123

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	1.14	—	1.37

(1)	Earnings for the years ended December 31, 1999, 2000, 2001 and 2002 and for the three months ended March 31, 2003 were insufficient to cover fixed charges by $438, $1,727, $1,838, $4,946 and $39, respectively. As a result of such deficiencies, the ratios are not presented above.